FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “DuPont and Syngenta form joint venture to facilitate the outlicensing of seed genetics and biotech traits”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release

DuPont and Syngenta form joint venture to facilitate the out-licensing of seed genetics and biotech traits

Wilmington, Delaware, USA, and Basel, Switzerland 10 April 2006

DuPont and Syngenta today announced in Chicago, Illinois the formation of a joint venture and licensing agreements that will bring expanded choice to North American farmers through broader access to the companies’ proprietary corn and soybean genetics and biotechnology traits.

Syngenta Seeds, Inc. and DuPont subsidiary Pioneer Hi-Bred International, Inc. will form the seed industry’s first 50/50 joint venture to out-license genetics to U.S. and Canadian seed companies, with potential to expand worldwide.

The two companies also agree to cross-license certain corn and soybean traits that each company will market independently under their own seed brands. The agreement includes rights for Syngenta to market the new Optimum™ GAT™ herbicide tolerant trait developed by DuPont.

“This is outstanding news for growers and the seed industry because it will make available a new and unique pool of corn and soybean traits and genetics from both companies’ research efforts. As a result, North American growers will have access to broader product choices and technologies,” said Mike Mack, Chief Operating Officer of Syngenta Seeds.

The joint venture, GreenLeaf Genetics LLC, will offer corn and soybean breeding material from both DuPont and Syngenta. It will also facilitate the licensing of biotech traits by both companies. While Syngenta originally launched GreenLeaf Genetics as a traits and genetics licensing business in 2004, DuPont will, for the first time, provide other seed companies targeted access to the world’s largest plant genetics library at Pioneer.

“The joint venture and the licensing agreements bring together the strength of two industry leaders to deliver new technologies to the market more quickly,” said Dean Oestreich, DuPont vice president, general manager and Pioneer president. “We are excited about making the results of our research investments in both genetics and traits available to more farmers, sooner.”

GreenLeaf Genetics will be based in Omaha, Nebraska, and led by Ron Wulfkuhle, the current head of Syngenta’s GreenLeaf Genetics business. “We are ready to coordinate access to all the inbred lines, hybrids and traits needed for customers to feed their own breeding programs”, Wulfkuhle said.

Through the cross-license agreements:

  Syngenta receives a global license to the Optimum™ GAT™ trait, a DuPont proprietary glyphosate and ALS chemistry tolerant trait for both soybeans and corn to be marketed in conjunction with its Agrisure™ brand of traits. The new trait will give farmers expanded weed control options and help optimize yield. U.S. registration for the Optimum™ GAT™ trait is expected as early as 2009.

Syngenta – 10 April 2006 / Page 1 of 2

  DuPont receives a global license to Syngenta’s insect resistance technology for European corn borer, corn rootworm and broad lepidopteran control as it develops the next generation of insect traits.

This is the second business agreement announced this year between Syngenta and DuPont agriculture businesses. In February, the two companies announced an agreement to broaden each company’s crop protection product offer. Syngenta acquired an exclusive worldwide license to develop DuPont’s new insecticide Rynaxypyr™ in mixtures with its own leading insect control products. DuPont Crop Protection acquired worldwide rights to Syngenta’s strobilurin fungicide picoxystrobin, sold as Acanto®, including access to companion products used in mixtures.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel. Pioneer Hi-Bred International, Inc., a subsidiary of DuPont, which has the world's leading market share in corn and soybean seed. Further information is available at www.dupont.com.

Syngenta Media:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 26 0014

DuPont Media:	USA:	Doyle Karr	Tel: +1 (515) 270 3428

Syngenta Analysts:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

DuPont Analysts:	USA:	David Peet	Tel: +1 (302) 774 1125

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to DuPont and Syngenta publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. DuPont and Syngenta assume no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in DuPont, Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Agrisure™, and Acanto® are trademarks of a Syngenta Group Company.
Optimum™ GAT™ are trademarks of Pioneer Hi-Bred International, Inc.
Rynaxypyr™ is a trademark of DuPont Crop Protection.

Syngenta – 10 April 2006 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 10, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal & Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary